Mail Stop 4561

May 3, 2007

Dennis D. Oklak
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

      Re: **Duke Realty Corporation & Duke Realty Limited Partnership**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007 and March 13, 2007, respectively
             File No. 001-09044 and 000-20625, respectively

Dear Mr. Oklak:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief